MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX PROVIDES UPDATE ON CELGOSIVIR PROGRAM

Vancouver, British Columbia, Canada, January 27, 2009 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF) ("MIGENIX" or the "Corporation") today announced that it has entered into an exclusive option agreement with United Therapeutics Corporation ("UTC") in respect of MIGENIX’s drug candidate celgosivir.

Pursuant to the option agreement, MIGENIX will conduct certain specified preclinical work to further characterize and investigate the utility of celgosivir in the treatment of viral infections. UTC has agreed to fund the cost of this work as well as certain other costs related to celgosivir. Upon completion of the specified preclinical work and delivery of a final report of the results by MIGENIX, UTC may, at its sole discretion, exercise an option to license the rights to celgosivir for use in the prevention and treatment of viral diseases. If the option is exercised by UTC, MIGENIX could receive up to US$18 million in milestone payments, consisting of an upfront payment, two development milestone payments and two territorial regulatory approval milestone payments, as well as single digit royalties paid upon future sales of celgosivir. In the event that UTC exercises its option under the option agreement, UTC has agreed to assume all future costs related to the development and commercialization of celgosivir.  MIGENIX anticipates that that UTC's option to exercise will run into the third quarter of calendar 2009.

About United Therapeutics Corporation

United Therapeutics Corporation is a biotechnology company focused on the development and commercialization of unique products to address the unmet medical needs of patients with chronic and life-threatening cardiovascular and infectious diseases and cancer. Additional information concerning UTC may be found at www.unither.com.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Corporation's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious Gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information concerning MIGENIX may be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as "forward-looking statements"). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: completing the agreed celgosivir preclinical work and delivery of a final report of the results to UTC; an agreement containing milestone payments up to US$18 million and single digit royalties upon future celgosivir sales if UTC exercises its option to license the rights for celgosivir; and UTC's option to exercise running into the third quarter of calendar 2009.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to successfully complete the agreed upon celgosivir preclinical work and deliver the final report of results to UTC within the planned timeframe; our ability to retain the personnel required to complete the celgosivir preclinical work or train/contract replacement personnel if required; and our ability to successfully complete our current rights offering to provide funds for our operations beyond February 2009.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: uncertainties related to early stage of technology and product development; potential delays; market conditions for financings including our current rights offering; dependence on key personnel; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; dependence on corporate collaborations; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.